EXHIBIT 99.1

NewsRelease

TransCanada Receives Regulatory Approval for
Grand Rapids Pipeline Project

CALGARY, Alberta – October 10, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that the Alberta Energy Regulator (AER) has approved the majority of the company’s applications to construct and operate the Grand Rapids Pipeline Project (Grand Rapids). Grand Rapids will comply with all regulatory requirements and is evaluating the conditions in the decision.

“We are pleased that the Alberta Energy Regulator has approved Grand Rapids. The pipeline will be a critical piece of infrastructure to support the long-term growth plans and increased oil production in the Alberta oil sands and other oil-producing areas in northern Alberta,” said Russ Girling, TransCanada's president and chief executive officer. “With permits already received for Northern Courier and now Grand Rapids, we have made significant progress this year in advancing our capital program of Alberta regional liquids pipeline projects.”

TransCanada has partnered with Brion Energy Corporation (Brion), formerly Phoenix Energy Holdings Limited, through a partnership agreement to develop Grand Rapids, a 460-kilometre (287 mile) oil and diluent pipeline system connecting the producing area northwest of Fort McMurray, Alberta to terminals in the Edmonton/Heartland region. TransCanada and Brion will each own 50 per cent of the $3 billion pipeline project, which will be operated by TransCanada. Brion has also entered into a long-term transportation service contract in support of Grand Rapids.

The project is expected to begin construction in Fall 2014 and become operational in stages, with initial crude oil transported by mid-2016. The full system will have an ultimate capacity to move up to 900,000 barrels per day (bbl/d) of crude oil and 330,000 bbl/d of diluent.

The Grand Rapids application was submitted to the AER in August 2013. A public hearing on the application concluded on July 18, 2014.

Grand Rapids will reapply to the AER to build and operate the Saleski terminal when required, and will submit a new application for a revised route to cross the Athabasca River which will be parallel with the proposed Stony Mountain pipeline.

Grand Rapids is an important component of TransCanada's capital program, which includes $38 billion of commercially secured projects expected to be completed by the end of the decade. Of these, $3.5 billion of projects are planned to expand TransCanada’s liquids pipeline network in the province of Alberta. This includes the Northern Courier and Heartland pipelines and TC Terminals projects, and a new storage terminal facility at Hardisty. TransCanada is committed to ensuring all of these projects are built and operated safely, responsibly and with minimal environmental impact.  These liquids pipeline and terminal projects are supported by strong market fundamentals and underpinned by long-term contracts.

For more information about Grand Rapids, visit: http://www.transcanada.com/grand-rapids.html

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada, our blog or on 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522